Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

Mexico City, United Mexican States, 01210

November 30, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Registration Statement on Form F-3
Filed October 7, 2020
File No. 333-249370

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (the “Registration Statement”), File No. 333-249370, to 12:00 noon, Eastern Time, on December 2, 2020, or as soon thereafter as practicable.

Please contact Grissel A. Mercado and Antonia E. Stolper of Shearman & Sterling LLP, counsel to the Company, at (212) 848-8081 and (212) 848-5009 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

/s/ Jaime Pous
Jaime Pous
Interim Chief Financial Officer and Senior Vice President Chief Legal Officer and Corporate Affairs